SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 6)


McDermott International, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

580037 10 9
(CUSIP Number)



Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                   13G

CUSIP NO.  580037 10 9


1)        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Norwest Corporation
            Tax Identification No.  41-0449260

2)        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                               (b)  [ ]
3)        SEC USE ONLY

4)        CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware

NUMBER OF          (5)  SOLE VOTING POWER
SHARES                    4,598,116 (1)
BENEFICIALLY       (6)  SHARED VOTING POWER
OWNED BY                  3,826
EACH               (7)  SOLE DISPOSITIVE POWER
REPORTING                 5,561,636 (2)
PERSON             (8)  SHARED DISPOSITIVE POWER
WITH                      3,476 (3)

9)         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             5,567,110 (4)

10)        CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES*

11)        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
             10.2%

12)        TYPE OF REPORTING PERSON*

             HC

___________________________
(1)  Includes 1,183 shares issuable upon conversion of $2.20
     Convertible Preferred Stock, Series A.
(2) Includes 253 shares issuable upon conversion of $2.20 Convertible Preferred Stock, Series A.
(3) Includes 800 shares issuable upon conversion of $2.20 Convertible Preferred Stock, Series A.
(4)  Includes 1,251 shares issuable upon conversion of $2.20
     Convertible Preferred Stock.


                                   13G

CUSIP NO.  580037 10 9


1)        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Norwest Colorado, Inc.
            Tax Identification No.  84-1187164

2)        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                               (b)  [ ]
3)        SEC USE ONLY

4)        CITIZENSHIP OR PLACE OF ORGANIZATION

            Colorado

NUMBER OF          (5)  SOLE VOTING POWER
SHARES                    4,503,053 (1)
BENEFICIALLY       (6)  SHARED VOTING POWER
OWNED BY                  3,625
EACH               (7)  SOLE DISPOSITIVE POWER
REPORTING                 5,467,305
PERSON             (8)  SHARED DISPOSITIVE POWER
WITH                      2,475

9)         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             5,471,778 (1)

10)        CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES*

11)        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
             10.0%

12)        TYPE OF REPORTING PERSON*

             HC

__________________________
(1)  Includes 198 shares issuable upon conversion of $2.20
     Convertible Preferred Stock, Series A.




                                   13G

CUSIP NO.  580037 10 9


1)        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Norwest Bank Colorado, National Association
            Tax Identification No.  84-0187632

2)        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                               (b)  [ ]
3)        SEC USE ONLY

4)        CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America

NUMBER OF          (5)  SOLE VOTING POWER
SHARES                    4,503,053 (1)
BENEFICIALLY       (6)  SHARED VOTING POWER
OWNED BY                  3,625
EACH               (7)  SOLE DISPOSITIVE POWER
REPORTING                 5,467,305
PERSON             (8)  SHARED DISPOSITIVE POWER
WITH                      2,475

9)         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             5,471,778 (1)

10)        CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES*

11)        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
             10.0%

12)        TYPE OF REPORTING PERSON*

             BK
_____________________________
(1) Includes 198 shares issuable upon conversion of $2.20 Convertible Preferred Stock, Series A.


SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 6)


DISCLAIMER: Information in this Schedule 13G is provided solely for the purpose of complying with Sections 13(d) and 13(g) of the Act and regulations promulgated thereunder, and is not to be construed as an admission that Norwest Corporation or any of its subsidiaries is the beneficial owner of the securities covered by this Schedule 13G for any purpose whatsoever.

Item 1(a)  Name of Issuer:

           McDermott International, Inc.

Item 1(b)  Address of Issuer's Principal Executive Offices:

           1450 Poydras Street
           New Orleans, LA  70112-6050

Item 2(a)  Name of Person Filing:

           1.  Norwest Corporation
           2.  Norwest Colorado, Inc. (NCI)
           3.  Norwest Bank Colorado, Inc.  (NBC)

Item 2(b)  Address of Principal Business Office:

           1.  Norwest Corporation
               Norwest Center
               Sixth and Marquette
               Minneapolis, MN  55479-1026

           2.  Norwest Colorado, Inc.
               Norwest Bank Bldg.
               1740 Broadway
               Denver, CO  80274-8620

           3.  Norwest Bank Colorado, National Association
               1740 Broadway
               Denver, CO  80274-8677

Item 2(c)  Citizenship:

           1.  Norwest Corporation:  Delaware
           2.  NCI:  Colorado
           3.  NBC:  United States

Item 2(d)  Title of Class of Securities:

           Common Stock

Item 2(e)  CUSIP Number:

           580037 10 9
Item 3     The person filing is a:

           1. Norwest Corporation: Parent Holding Company in accordance with 240.13d-1(b)(1)(ii)(G)
           2.  NCI:  Parent Holding Company in accordance with
               240.13d-1(b)(1)(ii)(G)
           3.  NBC:  Bank as defined in Section 3(a)(6) of the Act

Item 4     Ownership:

           (a) Amount beneficially owned: 5,567,110 shares* (includes 5,471,778 shares deemed to be beneficially owned by NBC and, accordingly, by NCI).

           (b)  Percent of class:  10.2%

           (c)  Number of shares as to which such person has:

               (i)    Sole power to vote or direct the vote:  4,598,116

               (ii)   Shared power to vote or direct the vote:  3,826

               (iii)  Sole power to dispose or to direct the
                      disposition of:  5,561,636

               (iv)   Shared power to dispose or direct the disposition
                      of:  3,476

Item 5     Ownership of Five Percent or Less of a Class:

           Not Applicable.

Item 6     Ownership of More than Five Percent on Behalf of Another
           Person:

           Persons other than Norwest Corporation and its subsidiaries have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, such securities. To the knowledge of Norwest Corporation, no interest of any such person represents more than 5% of the class.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent
           Holding Company:

           See Attachment A.

Item 8     Identification and Classification of Members of the Group:

           Not Applicable.

______________________________
* Includes 1,251 shares issuable upon conversion of $2.20 Convertible Preferred Stock, Series A.


Item 9     Notice of Dissolution of Group:

           Not Applicable.

Item 10    Certification:

           By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date:  February 8, 1996

NORWEST CORPORATION


By:  /s/ Laurel A. Holschuh
         Laurel A. Holschuh, Senior Vice President
          and Secretary



ATTACHMENT A

The Schedule 13G to which this attachment is appended is filed on behalf of the subsidiaries listed below, all of which are classified for purposes of Regulation 13d-1(b)(1)(ii)(B) as banks, with the exception of Norwest Colorado, Inc. Norwest Colorado, Inc. is a wholly-owned subsidiary of Norwest Corporation and is the majority shareholder (91.3%) of Norwest Bank Colorado, National Association. The remaining 8.7% of Norwest Bank Colorado, National Association is owned by other wholly-owned subsidiaries of Norwest Corporation.

Norwest Bank Colorado, National Association

Norwest Bank Minnesota, National Association

Norwest Bank Minnesota North, National Association

Norwest Bank Montana, National Association

Norwest Bank New Mexico, National Association

Norwest Colorado, Inc.